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                           DIRECT HIT TECHNOLOGIES, INC.
                                 24 PRIME PARKWAY
                             NATICK, MASSACHUSETTS 01760


                                   April 13, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Direct Hit Technologies, Inc.
CIK: 0001092756
Commission File No. 333-93377 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Direct Hit Technologies, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-93377 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 22, 1999.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $57,500,000. However, after the filing of the Registration Statement, on February 2, 2000, the Registrant was acquired by Ask Jeeves, Inc., a Delaware corporation ("Ask Jeeves"). Pursuant to the terms of the Merger, each outstanding share of the Registrant's capital stock converted into the right to receive 0.22790008 shares of the common stock of Ask Jeeves, and each outstanding share of the Registrant's preferred stock converted into an additional right to receive a preference fraction of a share of the common stock of Ask Jeeves. Based upon the consummation of the Merger, the Registrant has determined not to pursue the initial public offering of equity securities pursuant to the Registration Statement. No securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

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Securities and Exchange Commission
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If you have any questions regarding the foregoing application for withdrawal, please contact Suzanne Sawochka Hooper or Annie Loo of Cooley Godward LLP, legal counsel to the Registrant at (650) 843-5000.

Sincerely,

DIRECT HIT TECHNOLOGIES, INC.

/s/ Robert W. Wrubel
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Robert W. Wrubel
Chief Executive Officer and President

cc:  Mr.  John Hancock
     Suzanne Sawochka Hooper, Esq.